TRIBUTE PHARMACEUTICALS CANADA INC.
151 Steeles Ave E,
Milton, Ontario, L9T 1Y1
Canada

June 17, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Tribute Pharmaceuticals Canada Inc.
Registration Statement on Form S-1
File No. 333-187927

Ladies and Gentlemen:

Tribute Pharmaceuticals Canada Inc. (the “Company”) hereby respectfully requests that its Registration Statement on Form S-1, as amended (File No. 333-187927), filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 4:00 p.m. (Eastern Standard Time) on June 19, 2013, or as soon as practicable thereafter.

In connection with such request, the Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Daniel A. Etna of Herrick, Feinstein LLP at (212) 592-1557 or David A. Pentlow of Herrick, Feinstein LLP at (212) 592-1481 and that such effectiveness also be confirmed in writing.

Very truly yours,

TRIBUTE PHARMACEUTICALS CANADA INC.

By: /s/ Janice Clarke
      Name: Janice Clarke
      Title: VP of Finance and Administration

cc:           Herrick, Feinstein LLP